

Mail Stop 3720

August 23, 2017

Chelsea Wang
Chief Financial Officer
Room 101, Jia He Guo Xin Mansion
No.15 Baiqiao Street, Guangqumennei, Dongcheng District
Beijing 100062
People's Republic of China

Re: RISE Education Cayman Ltd.
Draft Registration Statement on Form F-1
Submitted July 28, 2017
CIK No. 0001712178

Dear Ms. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Summary, page 1

3. Since investors will be investing in a Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not the registrant's business, but is the business of its variable interest entities. This is because foreign invested entities, which would include the company and its PRC subsidiary, are either prohibited or restricted from owning or operating the educational training facilities in China that are discussed in the prospectus.

Corporate History and Structure, page 4

4. Please provide an organization chart that shows the structure of the company upon completion of the offering, including the percentage ownership in the registrant by public shareholders.

5. Please disclose why you do not directly own and operate your training centers, but use contractual arrangements with a VIE and affiliated entities instead. Disclose that, if your PRC affiliated entities and Mr. Peng Zhang and Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Disclose that you rely on dividends and other distributions paid to you by your Hong Kong and PRC subsidiaries, which in turn depend on the service fees paid to your Hong Kong and PRC subsidiaries by your affiliated entities in the PRC. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. Revise as necessary your disclosure at page 54 to also reflect this information.

Risk Factors, page 12

A number of learning centers operate without the required licenses, permits, filings or registrations, page 13

6. To provide context to this risk, please disclose the number and materiality of the training centers that do not possess the required private school operating permits, private non-enterprise entity certificates, approvals from or filings to local education bureaus, and fire safety approvals. Highlight how your business could be impacted by your non-compliance with these requirements. In addition, discuss whether you intend to open future training centers that do possess or comply with these requirements.

We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers, page 15

7.   To the extent material, consider expanding this risk factor and other regulatory disclosures to specifically discuss the 2014 Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which restricts public school teachers in the PRC from working in private schools.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business, page 25

8.   To provide context, please expand your disclosures here and in your Regulations section to quantify the specific statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries. If you will seek regulatory approval to increase the amount you may contribute to your subsidiaries, disclose the timing and likelihood of receiving such approval.

Use of Proceeds, page 44

9.   Please clarify the extent to which you intend to use the offering proceeds to fund your PRC operations. Discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering and quantify how much of your total offering amount would likely be available for investment in your PRC operations. Provide similar disclosure under "Liquidity and Capital Resources" on page 70 where you discuss your intention to use the net proceeds from the offering to finance your future working capital requirements and capital expenditures.

Enforceability of Civil Liabilities, page 50

10.   We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of operations, page 65

11.   Please expand your discussion to include your analysis of the drivers of the 34.3% increase in revenue, primarily from educational programs, period over period. For example, you note that student enrollment at your self-owned learning centers increased 96.0% from 18,451 in 2014 to 36,173 in 2016. While you point out general demographic factors such as rising birth rates and population growth in urban centers, please expand your analysis to include more insight on company-specific factors. In your response, please also discuss your evaluation of whether this growth is a known trend that continues in 2017 and to what extent this might cause the reported financial information to not necessarily be indicative of future operating results or financial condition. Please refer to the guidance in Item 5.D. of Form 20-F.

Liquidity and Capital Resources, page 70

Long-term loan, page 72

12.   Please disclose your current leverage ratio under the loan facility and the resulting percentage of total cash proceeds from the offering you would have to use to prepay the loan. Disclose whether you intend to repay some or all of the loan with the offering proceeds even if you do not trigger the mandatory prepayment provisions.

13.   We note that your WFOE and VIE have guaranteed the loan, but you have only registered the guarantee by the WFOE with SAFE. Please disclose whether you intend to register the guarantee by the VIE.

Holding Company Structure, page 74

14.   We note that you are a Cayman Islands holding company and that you have two Cayman Island subsidiaries, a Hong Kong subsidiary, a PRC subsidiary and a VIE and affiliated entities located in the PRC. Please provide further detail as to where your operations and assets are located by disclosing the respective asset contributions among these entities.

15.   We note your disclosure regarding the respective revenue contributions of the company and its subsidiaries and your VIE and affiliated entities. Since your Hong Kong subsidiary also has service agreements with your WFOE and VIE based in the PRC, please distinguish the respective revenue contributions between your Cayman Islands holding company, your Hong Kong subsidiary, and your WFOE based in the PRC. Disclose that you rely on dividends and other distributions paid to you by your PRC and Hong Kong subsidiaries, which in turn depend on the service fees paid to your PRC and Hong Kong subsidiaries by your VIE and affiliated schools in China. Disclose the amount of fees paid to your PRC and Hong Kong subsidiaries from your VIE and affiliated schools and the amount of dividends you have received from these subsidiaries

in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

Our Industry, page 83

Favorable government policies, page 83

16.   We note that you state that in September 2017 a new regulation will come into effect that will lessen restrictions in private education. Expand your disclosure here and in your Regulations section to discuss how these changes will affect your operations.

Regulations, page 109

17.   Please revise this section to specifically state how the regulations discussed apply to your company and the extent to which you are in compliance with each regulation. As just four examples:

- Clarify what aspects of your business are categorized as an encouraged industry for foreign investment, an industry requiring cooperation and those portions that are a restricted or prohibited industry;

- Disclose whether or not your affiliated schools currently require reasonable returns;

- Disclose how you expect the Amended Law on the Promotion of Private Education will affect your operations, stating whether your schools intend to elect to be for-profit; and

- Clarify if PRC regulations related to foreign investment in the education industry apply to your franchising activities and, if so, explain how. Disclose any differences in application as compared to your self-owned schools and state what entity franchises your education services.

If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.

Significant Accounting Policies, page F-24

Revenue recognition, page F-24

(b) Franchise revenues, page F-24

18.   We note your disclosure that you recognize the revenue from initial franchise fees "when substantially all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally, when a franchisee commences its operations under the RISE brand)."

Please tell us your consideration of disclosing the nature of all significant commitments and obligations resulting from franchise agreements that you have agreed to provide to franchisees and that have not yet been substantially performed in accordance with ASC 952-10-50-2.

19.   Please revise your disclosure of initial franchise fees to describe in further detail, the significant terms and conditions of these agreements including, but not limited to, any guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises.

Exhibits

20.   Please tell us what consideration you have given to filing the license agreement with Houghton Mifflin Harcourt Publishing Company as a material contract.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David T. Zhang, Esq.
        Benjamin W. James, Esq.
        Kirkland & Ellis International LLP